SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

INFORMATION ON SHAREHOLDERS’ AGREEMENT

(Article 33, item XVIII, of CVM Resolution No. 80 of 2022, as amended)

As disclosed in the Material Fact released on April 23, 2026, Braskem S.A. (“Company” or “Braskem”) received, on that date, a communication from Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) informing that, in the context of the share transaction involving Novonor S.A. – under Judicial Reorganization (“Novonor”), NSP Investimentos S.A. – under Judicial Reorganization (“NSP”), Shine I Fundo de Investimento em Participações Responsabilidade Limitada (“FIP”) and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada, as disclosed in the Material Fact released on April 20, 2026 (the “Transaction”), a new shareholders’ agreement of the Company was entered into between FIP and Petrobras (the “New Shareholders’ Agreement”). The New Shareholders’ Agreement governs, among other matters, the joint exercise of control of the Company by FIP and Petrobras, including the requirement to obtain consensus between FIP and Petrobras in all resolutions of the Board of Directors and the Shareholders’ Meeting, as well as the right of such parties to appoint an equal number of members to the Board of Directors and to the Company’s statutory management.

The New Shareholders’ Agreement shall become effective as of the date of closing of the Transaction, which remains subject to the fulfillment of certain conditions precedent, including the obtaining of judicial approvals.

In compliance with Article 33, item XVIII, of CVM Resolution No. 80, dated March 29, 2022, the Company hereby discloses below the relevant information regarding the New Shareholders’ Agreement. A copy of the New Shareholders’ Agreement is available for consultation on the Company’s website (www.braskem-ri.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

(a)	Parties

The New Shareholders’ Agreement was entered into by Petrobras and FIP, collectively referred to as the “Parties.” Braskem S.A. and Shine Equity LP, the fund’s unitholder, act as intervening and consenting parties.

(b)	Date of execution

The New Shareholders’ Agreement was executed by Petrobras and FIP on April 23, 2026.

(c)	Term

The New Shareholders’ Agreement shall become fully effective as of the closing date of the Transaction and shall remain in force for a period of 30 (thirty) years as of such date.

Clause 10.2 provides that the New Shareholders’ Agreement may be early terminated under the following circumstances: (a) by either Party, if at any time the Parties’ combined shareholding falls below 50% of the Company’s total outstanding common shares and the shareholders are no longer able to effectively exercise control over the Company, as evidenced by the first election of Braskem’s Board of Directors following such reduction, if the Parties are unable, jointly, to elect a majority of its members; or (b) by Petrobras, if FIP carries out one or more transfers of equity interests to third parties resulting in a transfer equal to or greater than 5% (five percent) of the Company’s total outstanding common shares.

(d) Description of provisions relating to the issuer

Preliminary Meetings

Pursuant to Clause 4.3 of the New Shareholders’ Agreement, any matter to be resolved at a Shareholders’ Meeting or at a meeting of the Company’s Board of Directors must be previously decided by consensus between the Parties, with Preliminary Shareholders’ Meetings being mandatory for matters to be resolved at Shareholders’ Meetings and optional, upon request of either Party, for matters to be submitted to the Board of Directors. Clauses 4.5 and 4.6 set forth the matters subject to the authority and approval thresholds of the Board of Directors and the Shareholders’ Meeting, respectively.

Clause 4.4.7 provides that resolutions adopted at Preliminary Meetings shall be formalized through minutes and shall constitute binding voting agreements, requiring the Parties and the board members appointed by them to vote accordingly at Shareholders’ Meetings and Board meetings, without binding any Independent Directors elected by the Parties.

Composition of governing bodies

Under Clause 6.2, the Company’s Board of Directors shall be composed of 11 sitting members and respective alternates (elected through slate voting), including 3 Independent Directors, with equal representation between Petrobras and FIP, each Party being entitled to appoint the same number of directors. The Chairperson and Vice-Chairperson of the Board shall be elected on a rotating basis between the Parties, with neither holding a casting vote.

Pursuant to Clause 6.3, the Company shall maintain permanent statutory committees to advise the Board of Directors: the Finance and Investments Committee, Strategy, Sustainability and Communication Committee, People and Organization Committee, Health, Safety and Environment Committee (HSE) and Compliance and Audit Committee (CAC). Each Party is entitled to appoint at least one representative to each committee, whether statutory or otherwise, regardless of consensus. The Board of Directors shall allocate committee members based on experience and qualifications, and committee composition may include individuals who are not members of the Board or Company personnel.

Under Clause 6.4, the Company shall have a statutory Executive Board composed of 8 executive officers, appointed by the Parties, comprising: (i) Chief Executive Officer (CEO); (ii) Chief Financial Officer and Investor Relations Officer; (iii) Chief Corporate Affairs Officer; (iv) Chief Engineering, Technology and Innovation Officer; (v) Chief Governance and Compliance Officer; (vi) Chief Consumer Market and Logistics Officer; (vii) Chief Operations Officer; and (viii) Chief Legal Officer. Petrobras and FIP shall each have the right to appoint an equal number of executive officers, without the need for consensus, subject to the requirements set forth in the internal rules of the People and Organization Committee. The positions of CEO and Chief Corporate Affairs Officer shall be appointed on a rotating basis between the Parties. Without rotation, Petrobras shall be entitled to appoint the Chief Engineering, Technology and Innovation Officer, the Chief Consumer Market and Logistics Officer, and the Chief Operations Officer, while FIP shall be entitled to appoint the Chief Financial Officer and Investor Relations Officer, the Chief Governance and Compliance Officer, and the Chief Legal Officer.

Right of First Refusal

Clause 7.2 grants the Parties a mutual right of first refusal with respect to the acquisition of all Bound Shares, or subscription rights, in the event that either Party intends to transfer its entire equity interest, directly or indirectly, subject to formal procedures, deadlines and conditions equivalent to those offered by third-party purchasers.

Tag-Along Right

Alternatively, Clause 7.3 ensures that the non-offering Party has the right to participate in the sale under a tag-along mechanism, ensuring that its shares are sold proportionally, at the same price and under the same terms and conditions offered to the third-party acquirer, without joint liability for ancillary obligations of the selling Party.

Lock-Up

Clause 7.4 imposes additional restrictions on transfers by FIP, including:

  a lock-up period lasting until the later of (i) two years from the Effective Date or (ii) the achievement of the Company’s Financial Target (Clause 7.4.1);
  following two years from the Effective Date and until the Financial Target is achieved, transfers are permitted subject to compliance with the right of first refusal, tag-along rights, adhesion of the purchaser to the Agreement and, in certain cases, Petrobras’ prior approval (Clause 7.4.2);
  after the lock-up period, transfers may occur through market transactions without the application of right of first refusal or tag-along, subject to applicable corporate approvals (Clauses 7.4.3 and 7.4.4).

The Financial Target is defined as the Company achieving, for any three consecutive quarters, a consolidated Net Debt/EBITDA ratio of 2.5 or lower, based on the last twelve months, as calculated or validated by the Company’s independent auditors, with at least one of such quarters having been subject to a full audit.

Migration to Novo Mercado

Clause 9.1 provides that the Parties shall take all necessary steps, upon verification of the achievement of the Financial Target, to promote the listing of the Company’s shares on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, in accordance with all applicable regulatory, statutory and contractual requirements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.